HARRIS, MERICLE & WAKAYAMA

A Professional Limited Liability Company

A   T   T   O   R   N   E   Y   S      A   T      L   A   W

ANDREI N.J. KREPTUL Email: akreptul@hmwlaw.com	999 THIRD AVENUE, SUITE 3210 SEATTLE, WASHINGTON 98104 FAX (206) 624-8560 (206) 621-1818	Port Townsend Office 213 TAYLOR STREET PORT TOWNSEND, WASHINGTON 98368 FAX (360) 379-9378 (360) 379-9377

VIA EDGAR FILING SUBMISSION

March 31, 2008

Ms. Jill Davis

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.

20549-7010

Re:

Rimfire Minerals Corporation (the “Corporation”)

Form 20-F for Fiscal Year Ended January 31, 2007

Filed May 11, 2007

File No. 000-31100

Dear Ms. Davis:

Our law firm acts as the Corporation’s U.S. counsel in this matter. The Corporation acknowledges receipt of your comment letter dated March 20, 2008 in regards to the above-referenced filing.

Due to the nature of the information that you have asked the Corporation to provide and the time of year, the Corporation has authorized our firm to request a 10-business day extension of time to provide the Corporation’s written response to the Commission’s comments.  The Corporation will work towards providing its response on or before April 17, 2008.  Should it appear that the Corporation’s response will require additional time beyond the 17th, the Corporation will advise you in advance and seek your guidance.  Thank you for your understanding in this matter.

Yours truly,

HARRIS, MERICLE & WAKAYAMA PLLC

Andrei N.J. Kreptul